

July 31, 2012

<u>Via E-mail</u>
Paul Durham
Chief Financial Officer & Chief Accounting Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

> **Re: Tsakos Energy Navigation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed on April 17, 2012**
> **File No. 001-31236**

Dear Mr. Durham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2011</u>

<u>Item 3. Key Information</u>

<u>Selected Consolidated Financial Data and Other Data, page 3</u>

1. We note that the chronological order of financial information is not consistent throughout the filing. Here you begin with fiscal year 2007 and on page F-3 you begin with fiscal year 2011. Please revise to ensure financial information reads consistently from left to right in the same chronological order throughout the filing. Please refer to ASC 205-10-S99-9 for guidance.

Item 5. Operating and Financial Review and Prospects, page 45

Critical Accounting Estimates- Impairment, page 58

2.   We note that you have 31 vessels whose carrying value was in excess of their market value. Please tell us and revise to disclose whether the market value calculated for all ships was charter-free. Additionally, please consider expanding your disclosure to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values.

3.   Please revise your quarterly filings to include disclosure regarding vessels carrying and market values as provided in the Form 10-K. Additionally, please make the same revision requested in the above comment.

Note 7. Long Term Debt, page F-17

4.   We note that you were not in compliance with the loan-to-value ratios contained in certain of your loan agreements under which $621 million was outstanding at December 31, 2011. We further note that you have classified a majority of this debt as non-current. Please tell us how you determined that it was appropriate to classify this debt as non-current, including the guidance on which you relied. Additionally, please tell us what consideration was given to the guidance in ASC 470-10-45-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief